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                               March 20, 2023

       Qun Lu
       Chief Executive Officer
       CH AUTO Inc.
       6F, Building C
       Shunke Building
       Shunyi District, Beijing 101200, China

                                                        Re: CH AUTO Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed March 3, 2023
                                                            File No. 333-270267

       Dear Qun Lu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Summary of the Proxy Statement/Prospectus, page 18

   1. Please revise this section to prominently disclose that shares of common stock held by certain stockholders
are currently under equity pledge or judicial freezing and, if such equity pledges are
exercised or if the shares subject to judicial freezing are auctioned off, the Holding Company may
only control approximately 46% of the voting rights of the
                                                        company. Clearly
disclose the reduction in interest could occur before or after the closing of the business
combination. Please also disclose the equity and economic interest that will be held by the
Holding Company if the equity pledges are exercised or auctioned off.
   2. Please clearly disclose the number of shares in PubCo that will be issued if the equity
 Qun Lu
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CH AUTO LastNameQun    Lu
            Inc.
Comapany
March      NameCH AUTO Inc.
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         pledges are exercised or auctioned off prior to the closing of the business combination.
3. We note your disclosure that you have 32,000 pre-sales order for K20 vehicles and you expect to fulfill the non-binding orders in 16 months after receiving estimated proceeds of
         $55 million to $155 million. Please clarify the number of pre-orders you expect to fulfill if you raise the low end of your projected financing.
Going Concern, page 22

4. We note your revised disclosure that you expect to receive up to $33 million from the trust account and also intend to raise between $55 million and $155 million post-business combination. We also note your disclosure on page 118 that "[o]ver the forecast period from 2023 to 2025, the Company estimates that it will require a total of US150 million in capital expenditures to execute its growth strategy." It appears that multiple funding scenarios generate insufficient funds to execute your business plan. Please revise to discuss this potential shortfall and the company's plan if it is unable to raise an aggregate of $150 million to execute its growth strategy.
Interest of Financial Advisors and Due Diligence Consultant in the Business Combination, page
36

5. We note your disclosures appear to indicate that convertible debts for which the Company received total proceeds of $8.9 million can be converted into 23.8 million shares of stock.
         Please more fully explain the conversion terms based on the implied fair value of the related shares. Please also explain how the convertible debts will be accounted for and tell us your consideration for reflecting them in the pro forma financial statements.
Summary of the Proxy Statement/Prospectus
IPO Underwriting Agreement, page 36

6. Based on the numbers of shares assumed to be redeemed under the Interim and Maximum
         Redemption scenarios, it is not clear how you determined the amount of IPO proceeds remaining in the Trust Account under each scenario or how these amounts reconcile to the
         Trust Account balances, after the assumed redemptions, reflected in the pro forma financial statements. Please revise the amounts and related effective underwriting fee percentages presented in the table or disclose how you determined the amounts currently presented and explain you believe they are appropriate.
Background of the Business Combination, page 112

7. Please update your disclosure to discuss (i) the outcome of the reorganization negotiations with the company's existing shareholders,
(ii) material PIPE
         financing developments and (iii) the NextG Tech convertible debt. Additionally, please file the convertible loan agreement as an exhibit or tell us why you are not required to do
         so.
 Qun Lu
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            Inc.
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Proposal Four: The NTA Requirement Amendment Proposal, page 132

8. We note that you are now asking MCAF stockholders to adopt amendments to the existing charter that would allow MCAF to consummate the business combination even if MCAF has less than $5,000,001 in net tangible assets. Explain why you are asking stockholders to vote on this proposal now, as opposed to at an earlier time. Additionally, provide a discussion of the related risks for investors and the post-business combination company here and in the risk factors section. Please also include a Q&A on the NTA Requirement
         Amendment Proposal.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Company
Liquidity and Capital Resources, page 181

9. Refer to the second full paragraph on page 183, specifically the last sentence that begins
         "Our third-party independent auditor also issued auditor opinion as to...prepared assuming that we would continue as a going concern". We note your revisions in response to prior comment 4; however, we note no revisions to this sentence which appears to contradict the first sentence of the paragraph that states your auditors' included an explanatory paragraph expressing substantial doubt about your ability to continue as a going concern in their report.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
MCAF, page 190

10. We have reviewed your response to prior comment 7. Please revise MD&A to provide the previously requested disclosure to quantify the cash redemptions of $24.5 million that occurred on December 21, 2022. Please also revise the disclosures on pages F-84 and F-
         103 to quantify the cash redemptions.

Unaudited Pro Forma Condensed Combined Financial Statements, page 195

11. We have reviewed your response to prior comment 11 and the revisions to the filing, including the disclosures on page 196 that upon the Reorganization Closing, the Holding
         Company will (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in the Company, and (3) own, directly or indirectly at least 37.8426% of the then-issued and outstanding equity interests in the Company. Please more fully address the following:
             Since the Reorganization has not yet been completed, explain the full range of possible results, including how you determined the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of
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CH AUTO LastNameQun    Lu
            Inc.
Comapany
March      NameCH AUTO Inc.
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              Regulation S-X.
                Explain the reason for the difference between the percentages related to the voting rights and economic rights relative to the percentage related to the outstanding equity interests.
                Explain whether the remaining 28.7816% equity interest that will continued to be held by existing shareholders who chose not to participate in the Reorganization could change. If the percentage interest could change, explain how you determined potential changes in the non-controlling interest are not required to be presented and disclosed and discussed in the pro forma financial statements.
                Clarify the reasons for and the impact of the agreement with the DSO Stockholders, including who they will transfer up to 25% of the stock of the Company held by them.
                Explain the disclosure on page 89 regarding your ability to consolidate the Company, including how you determined the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-
              X.
                In regard to the 1,250,000 advisor shares to be issued to BHTIC for services provided to MCAF, it remains unclear where or how the fair value of the shares ($10 per share)
              is recorded in the pro forma financial statements as such amount appears to represent a transaction fee that may be required to be expensed.
                In regard to the 2,500,000 advisor shares to be issued to CBC and Revere for services provided to the Company, due to the fact that the shares are required to be issued if the Business Combination is successfully and do not appear to be conditioned on additional financing being obtained and the fact that the fair value of the shares ($10 per share) to be issued appears to exceed the amount of cash proceeds that would be obtained under the 50% and Maximum Redemption scenarios, it is not clear where or how the excess fair value of the shares is recorded in the pro forma financial statements as such amount appears to represent transaction fees that may be required to be expensed.
12. Refer to page 197. Please more fully explain how you determined the maximum number of shares that can be redeemed under the Maximum Redemption scenario, including any related assumptions. If accurate, please disclose if actual redemptions exceed the maximum amount presented the business combination will not occur. If that is not accurate, please more fully explain how you determined the Maximum Redemption scenario presented is appropriate and the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X.
         In this regard, we also note the filing now also includes a proposal to amend the tangible net asset requirement; however, it is not clear what would or could occur if the proposal is not approved or how the approval or lack of approval of the proposal is appropriately reflected in the range of possible results required to be presented in the pro forma financial statements. For example, if the proposal to amend the tangible net asset requirement is not approved and actual redemptions result in MCAF not meeting the tangible net asset
 Qun Lu
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CH AUTO LastNameQun    Lu
            Inc.
Comapany
March      NameCH AUTO Inc.
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         requirement, it is not clear what would or could occur in regard to the business combination. Please more fully explain to us how you determined the pro forma financial statements comply with Rule 11-02(a)(10) of Regulation S-X.
Notes to Unaudited Pro Forma Combined Financial Statements
Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance
Sheet as of June 30, 2022, page 204

13. Refer to adjustment (5) on page 205. In the second paragraph, please identify or clarify if the current reference to CN AUTO should be CH AUTO. Please also revise the last
         sentence of the note to clarify that MCAF   s estimated transaction
costs are actually
         included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021.

Note 4. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statements of Operations, page 206

14. Refer to adjustment (12). Please expand to disclose how amounts are calculated and explain that they represent the 28.7816% non-controlling interest referred to in adjustment
         (8). Also, please revise pages 201 and 202 to correct the reference for the respective non-
         controlling interest net loss amounts to adjustment (12), rather than adjustment (11), as currently shown.

Exhibits

15. Refer to Part II and the Exhibit listings 23.1 and 23.2 related to the consents of Marcum
         Asia CPAs LLP for CH-AUTO Technology Corporation Ltd. and CH AUTO Inc.
We
         note a dual consent for both companies is included in Exhibit 23.1. Please address the following:
             Revise the first paragraph of Exhibit 23.1 to clarify the auditor consents to the inclusion in this Registration Statement of CH AUTO INC. on Form F-4 of its report dated August 12, 2022, except for the consolidated statements of operations and comprehensive loss, and Notes 5 and 12, as to which the date is December 30, 2022, with respect to their audits of the consolidated financial statements of CH-AUTO
              Technology Corporation Ltd. as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in
              shareholders    equity and cash flows for the years ended
December 31, 2021 and
              2020, which report appears in the Prospectus, which is part of this Registration
              Statement.
             Revise the second paragraph of Exhibit 23.1 to clarify the reference to the audit report dated August 12, 2022, is with respect to the audits of the consolidated financial statements of CH AUTO Inc., as of April 30, 2022, the related consolidated statements of operations and comprehensive loss, changes in deficit and cash flows
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              for the period from January 25, 2022 through April 30, 2022, which report appears in the Prospectus, which is part of this Registration Statement.



16. We note that assumption 5 of Exhibit 5.1 assumes that no steps to wind-up the company have occurred. It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts, including that the company is not in bankruptcy. Please ask counsel to support this assumption. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
17. Please file the Voting Rights Proxy Agreement and Economic Rights Transfer Agreement
         as exhibit to your registration statement. Please revise your disclosure to address any risks related to these agreements.
General

18. We note your disclosure that upon the Reorganization closing the Holding Company will
         (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote,
(2) own at least
         71.2184% of the economic rights of all the outstanding equity securities in the Company and (3) own, directly or indirectly own at least 37.8426% of the then-issued and outstanding equity interests in the Company. We also note your disclosure that if the equity pledges are exercised or if the shares subject to judicial freezing are later auctioned off prior to the closing of the Business Combination, the Holding Company may only have ability to direct, directly or indirectly, as little as 46.2701% of the voting rights of all outstanding equity securities of the Company entitled to vote. Please also disclose the percentage of the economic interest and equity interest that the Holding Company will own. Please include more prominent disclosure that the Holding Company may receive a reduced interest if the pledge shares are exercised or subject to judicial freezing.
19. Please disclose whether the board believes the determination that the fair market value of target continues to remain above 80% of the assets held in the trust account in light of your disclosure that the Holding Company may only have ability to direct, directly or indirectly, as little as 46.27% of the voting rights of all outstanding equity securities of the
         Company entitled to vote.
20. We note your disclosure on page 89 that that the Holding Company may only have ability to direct, directly or indirectly, as little as 46.27% of the voting rights of all outstanding equity securities of the Company entitled to vote. Please prominently and clearly address risk with meeting Nasdaq listing standards.
21. Please revise your organization chart to clearly reflect the equity, voting and economic interest of the entities reflected. In that regard, the 71% reflected in the chart appears to effect equity ownership interest and not the voting rights interest. Qun Lu
CH AUTO Inc.
March 20, 2023
Page 7
22. We note that Pubco will own a minority interest in the Company. Please provide a detailed analysis of whether this proposed transaction will result in your company meeting the definition of investment company under Section 3(a)(1)(A) or
Section 3(a)(1)(C) of
         the Investment Company Act of 1940.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



FirstName LastNameQun Lu                                     Sincerely,
Comapany NameCH AUTO Inc.
                                                             Division of
Corporation Finance
March 20, 2023 Page 7                                        Office of
Manufacturing
FirstName LastName